Exhibit 99.1

Polyrizon Signs Non– Binding LOI to Expand its Innovative Intranasal Drug Delivery Platform for Psychedelic-Based Treatments

Raanana, Israel, March 14, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announced today that it has signed a non-binding Letter of Intent (LOI) with a biotech company focused on psychedelic-derived therapeutics (“the psychedelic company”), to develop a novel intranasal formulation for psychedelic-based treatment applications.

This agreement aims to leverage Polyrizon’s proprietary platform to optimize the delivery of innovative psychedelic treatments for therapeutic use. This collaboration emphasizes the growing potential of intranasal drug delivery in the psychedelic medicine space, offering an innovative approach to enhancing bioavailability, efficacy, and patient accessibility. If successful, this collaboration has the potential to pave the way for further clinical development and commercialization.

“Our proprietary intranasal platform has the potential to enhance drug delivery bioavailability. We believe that intranasal delivery has the potential to improve patient outcomes by providing a prolonged drugs residence time and more efficient alternative to traditional administration methods,” said Tomer Izraeli CEO of Polyrizon.

According to the non-binding LOI, Polyrizon will lead the formulation’s development, utilizing its mucoadhesive drug delivery technology to enhance the absorption and effectiveness of the psychedelic company’s treatment. The psychedelic company will fund the research and development process, including feasibility studies, ensuring the project progresses efficiently toward clinical validation. Pursuing a successful outcome the two companies intend to negotiate a definitive agreement following proof of concept, outlining intellectual property ownership, commercialization rights, and financial terms. Polyrizon will receive royalty payments for any future commercialization of the product by the psychedelic company.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the execution of definitive agreements with the psychedelic company, its belief that intranasal delivery has the potential to improve patient outcomes by providing a prolonged drugs residence time and more efficient alternative to traditional administration methods and how this collaboration, if successful, has the potential to pave the way for further clinical development and commercialization. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC.. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com